Exhibit 11.1

Lead Generation Agreement

THIS AGREEMENT made this 27th day of December, 2005, between Bravenet Web Services, Inc. (“Consultant”) and QuoteMedia, Inc. (“Customer”).

WHEREAS:

1. Customer desires to retain a consultant to assist in Lead Generation and Qualification;

2. Customer desires to retain Consultant to assist in the development of marketing materials;

3. Consultant is engaged in the business of internet advertising and marketing;

IN CONSIDERATION of the premises and the mutual covenants and agreements contained herein the parties covenant and agree as follows:

1. Definitions

1.1 “Project Staff” means those Consultant employees assigned to Customer.

1.2 “Services” means the provision of Lead Generation and Qualification services, as well as consulting services with respect to the planning, design, use and implementation of marketing materials.

1.3 “Working Environment” means the minimum work space, support facilities, administrative and secretarial support, work tools and computer access, required to carry out the Services.

2. Scope of Work

2.1 During the term of this agreement, Customer agrees to retain Consultant to provide Services. Consultant hereby will render the Services subject to and in accordance with the terms and conditions of this agreement.

2.2 To effectively deliver the Services to Customer, Consultant will provide Project Staff and a Working Environment for the Project Staff.

3. Compliance with Laws

3.1 In carrying out the Services, Consultant will comply with all applicable laws (including, without limitation, requirements with respect to unemployment insurance, workers’ compensation and safety), and will give all notices and make all payments required by such laws.

3.2 Customer agrees to comply with all applicable laws with respect to taxes or fees of any nature on the Services provided by Consultant, will give all notices and make all payments required by such laws and will furnish Consultant such evidence of compliances as Consultant may require from time to time.

4. Staffing

4.1 Consultant will provide the Project Staff. The number of employees in the Project Staff will be determined, and may be varied, by mutual agreement. The duties of each member of the Project Staff, unless otherwise agreed, shall be predominantly directed toward the full-time service of Customer.

4.2 Customer has the option to request the replacement of any Project Staff who is considered, at the sole discretion of Customer, to be unsuitable. Consultant shall use its best efforts to make the replacement as quickly as possible, but in no event more than three months after such request by Customer. For a serious breach of conduct, Customer may request immediate removal of any Project Staff.

5. Fees

5.1 Customer will pay to Consultant the monthly costs associated with providing the Services, (including the cost of Project Staff, the cost of the Work Environment, and all reasonable out of pocket expenses necessarily and actually incurred in the provision of the Services during the term of this agreement). In the event Consultant incurs expenses that are only partially attributable to providing the Services, Customer will pay Consultant the proportionate share as reasonably determined by Consultant. These monthly costs include, but are not limited to, those items identified in Schedule “A”.

5.2 In addition to the monthly costs described in 5.1, Customer shall pay to Consultant a sum equal to 13.5% of the monthly costs described in 5.1 (the “Outsourcing Agreement Factor”).

5.3 Customer will also pay all pre-approved travelling and living expenses incurred by Project Staff.

5.4 Upon mutual agreement, payment of Fees may be made the granting of QuoteMedia, Inc. stock, options, or warrants.

5.5 At Customer’s sole discretion, performance bonuses may be paid to Consultant in the form or cash, or QuoteMedia, Inc. stock, options or warrants. If stock, option or warrant grants are issued in payment of discretionary bonuses, Consultant may direct Customer to assign or transfer the stock, option or warrant grants to specific Project Staff. Subject to legal and regulatory compliance, Customer will make reasonable efforts to comply with Consultant’s direction.

6. Payment

6.1 Invoices will be rendered by Consultant to Customer, once a month, in advance, for an amount estimated by Consultant to be the fees and expenses for the following month period. All amounts are due upon reception of the invoice by Customer and payable within 30 days after the invoice is rendered.

6.2 Consultant will render a further invoice or credit from time to time to reflect the difference between the actual fees and expenses incurred and the estimated fees and expenses. Any amount hence invoiced will be due upon reception of the invoice by Customer and payable by Customer within 30 days after the invoice is rendered. Any credit will be deducted from the next month’s invoice.

7. Performance Standards

7.1 Customer and Consultant agree to negotiate mutually acceptable and reasonable, performance standards or service level objectives for each phase of the projects or functions executed by Project Staff.

7.2 Consultant will report at agreed intervals, on the achieved performance against the performance standards or service level objectives. When achieved performance does not meet the standards or objectives, Customer may request from Consultant an improvement plan. Within a reasonable time of the request, Consultant will develop an improvement plan acceptable to Customer. Consultant will report on this plan at agreed intervals. In the event that the performance of Consultant remains below the standards or objectives, Customer may terminate this agreement on 3 months written notice.

7. Term

7.1 This agreement will commence on January 1, 2005 and continue for a period of 12 months unless terminated earlier in accordance with this agreement.

7.2 This agreement will be automatically extended past the initial term for subsequent 1 year terms unless either party gives 3 months written notice of termination prior to the expiry of the term then in effect.

8. Termination

8.1 Either party may terminate this agreement:

(1) at any time upon 6 months written notice;

(2) upon the other party becoming insolvent, bankrupt, or making an assignment, proposal or an arrangement for the benefit of its creditors or becoming the subject of liquidation or winding up proceedings;

(3) upon a receiver, trustee, liquidator or custodian being appointed over the undertaking or assets of the other; or

(4) at any time by either party in the event of a serious breach by the other party of this agreement.

9. Non-Solicitation of QuoteMedia Accounts

Consultant and Customer agree that for 24 months following Consultant’s termination, Consultant will not contact any customer of QuoteMedia to sell or market competitive financial products without the consent of Customer.

10. Limitation of Liability and Indemnity

10.1 The liability of either party, if any, for damages incurred as a result of the other party’s breach of a provision of this agreement is limited to the fees paid by Customer to Consultant for the 6 month period immediately preceding the breach.

10.2 IN NO EVENT WILL BE EITHER PARTY BE LIABLE FOR ANY INDIRECT, SPECIAL OR CONSEQUENTIAL DAMAGES INCURRED BY THE OTHER PARTY DURING THE TERM OF THIS AGREEMENT OR AT ANY TIME THEREAFTER INCLUDING THE LOSS OF PROFITS ARISING OUT OF THE USE OF OR THE INABILITY TO USE THE SERVICES TO BE PROVIDED HEREUNDER EVEN IF THE PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF THOSE DAMAGES OR FOR ANY CLAIM BY ANY OTHER PARTY WHETHER THE CAUSE OR ACTION ARISES IN STATUTE, CONTRACT OR TORT INCLUDING BUT NOT LIMITED TO NEGLIGENCE.

10.3 Customer agrees to defend, indemnify and save harmless Consultant from any and all claims, demands, actions, charges, expenses and liabilities made or incurred by third parties as a result of any third party use of or inability to use or reliance on Customer’s products or services.

10.4 Each party (the “Indemnifying Party”) will defend, and indemnify the other party(the “Indemnified Party”) against any claim or action for actual or alleged infringement of any patent, copyright or other property right (including, but not limited to, misappropriation of trade secrets) based on any software, program, service and/or other materials furnished to Indemnified Party by Indemnifying Party pursuant to the terms of this agreement or the use thereof by Indemnified Party, to an amount which in any event shall not exceed the fees paid by Customer to Consultant for the 6 month period immediately preceding the claim or action.

11. Confidentiality and Non-Disclosure

11.1 During the term of this agreement, the parties hereto may exchange proprietary and/or confidential information, including but not limited to, performance, sales, financial, contractual, and technical data. All such information will be deemed to be treated by the parties as proprietary and confidential.

11.2 The parties mutually agree that they shall not at any time divulge any such proprietary and/or confidential information which may become known to them by reason of its (their) involvement in this agreement. Each party agrees that it will not use for its own benefit or purposes or for the benefit or purpose of any other person, firm, corporation, association or other business entity, any trade secrets, any information of a proprietary or confidential nature or plans belonging to or relating to the affairs of the other party either during or after the term of this agreement.

11.3 The receiving party of any such proprietary and/or confidential information, during the term of this agreement and thereafter, shall hold such information in confidence, shall use such information only for the purposes of this agreement and shall not disclose such information to any third party without prior written approval of the other party.

11.4 Neither party shall be liable for the inadvertent or accidental disclosure of proprietary and/or confidential information if such disclosure occurs despite the exercise of the same degree of care as such party normally takes to preserve its own such proprietary and/or confidential information.

11.5 These restrictions on the use or disclosure of proprietary and/or confidential information shall not apply to information that:

(1) was known to the receiving party at the time of disclosure;

(2) subsequently is developed by the recipient, independent of the information transmitted by the disclosing party;

(3) becomes known to the receiving party from a source other than the disclosing party without breach of this agreement;

(4) has been published or is otherwise in the public domain without breach of this agreement, or

(5) is disclosed with the prior written approval of the other party.

11.6 Upon the expiration of the agreement and subject to ongoing contractual requirements, each party shall return to the other party the proprietary and/or confidential information including all copies thereof or certify that all information and all copies have been destroyed. In particular, upon reasonable request, Consultant will provide Customer with all electronic or hard copy information pertaining to Customer’s business within 30 days.

11.7 The receiving party acknowledges that its disclosure of any confidential and/or proprietary information will give rise to irreparable injury to the disclosing party, its subsidiaries and/or affiliated companies or the owner of such information, inadequately compensable in damages. Accordingly, the disclosing party or such other party may seek and obtain injunctive relief against the breach or threatened breach of the foregoing undertakings, in addition to any other legal remedies which may be available. The receiving party acknowledges and agrees that the covenants contained herein are necessary for the protection of legitimate business interest of the disclosing party, its subsidiaries and/or affiliated companies and are reasonable in scope and content. In furtherance of the confidentiality provisions set out herein, all Project Staff shall be required to review, acknowledge and abide by the terms of Customer’s Insider Information and Insider Trading Policy.

12. Audit

Consultant will provide to Customer and its representatives reasonable access to Consultant’s payroll records and other related accounting records pertaining to any invoice issued by Consultant to Customer for its delivery of Services hereunder for a period of 2 years following the rendering of such invoice.

13. Miscellaneous Provisions

13.1 In the performance of this agreement, Consultant is acting solely as an independent contractor and nothing herein shall create or establish between Customer and Consultant a partnership, a joint venture or a relationship of employer/employee or master/servant or franchiser/franchisee or principal/agent. Consultant has no authority to enter into any agreement or to assume or incur any obligation or responsibility for, or on behalf of, or in the name of, Customer.

13.2 Neither party will be liable for any failure to perform any obligation (other than payment obligations) hereunder, or from any delay in the performance thereof, due to causes beyond its control, including industrial disputes of whatever nature, acts of God, public enemy, acts of government, failure of telecommunications or electrical sources, fire or other casualty.

13.3 This Agreement will be binding upon and inure to the benefit of the parties, their respective successors and assigns. Neither party may assign this agreement, except with the written approval of the other, which shall not be unreasonably withheld.

13.4 This Agreement may not be amended, modified or superseded, unless expressly agreed to in writing by both parties. No provision of this Agreement may be waived except by an instrument in writing executed by the party against whom the waiver is to be effective. The failure of either party at any time or times to require full performance of any provision hereof will in no manner affect the right of such party at a later time to enforce the same.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

QuoteMedia, Inc.

Keith Guelpa, President

Date: ______________________________________

Bravenet Web Services, Inc.

Dave Shworan, President

Date: ______________________________________